Exhibit 99.1

Sapiens Releases New Version of IllustrationPro and ApplicationPro Modules for Life & Annuities Market

Provides strong, digital, end-to-end experience and advanced self-sufficiency for agents and brokers

December 7, 2020 — Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced the availability of a new version of Sapiens IllustrationPro and Sapiens ApplicationPro. The new release significantly increases value for insurers through faster time to market, reduced total cost of ownership, and importantly, enhanced digital experience and usability, all of which are key differentiators in the current market.

Sapiens IllustrationPro for Life & Annuities is a point-of-sale solution that processes quotes and illustrations quickly and accurately based on the input of customized criteria. Fully responsive and able to run on any device, IllustrationPro strengthens relationships and speeds the sales process.

ApplicationPro enables experienced and new agents alike to simply and easily input information required by using wizard-based, self-directed navigation. Being integrated with IllustrationPro, all the information is carried forward into the application, and the agent doesn’t need to rekey it, which greatly reduces the chance of errors and facilitates a digital straight-through processing operation. With the new release, these two integrated modules enable agents and brokers to more quickly enter the information required and more easily illustrate the data to consumers.

ApplicationPro offers self-sufficient home office maintenance, through fully configurable, reflexive question handling. The solution enables home office to easily create questions and responses, and quickly react to and adjust to changes in the application and underwriting decisions. The upgraded, reflexive question framework captures more information and guides the agent through the process. Questions are streamlined to drill down to more specific follow-up questions, most often regarding medical conditions.

“Sapiens is a longstanding provider of Life & Annuities solutions, with over 40 customers in the US and Canada alone,” said David Pidgeon, Sapiens Head of Life & Annuity, North America. “Integrating these two independent modules is a huge value proposition, and the open architecture makes it easy to integrate into insurers’ digital environment and provide a holistic digital experience to customers”.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910 alex.zukerman@sapiens.com

www.sapiens.com